UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SEACOR Holdings Inc.

(Name of Subject Company)

Safari Merger Subsidiary, Inc.

(Offeror)

Safari Parent, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

c/o American Industrial Partners

Jason Perri

450 Lexington Avenue, 40th Floor

New York, NY, 10017

notices@americanindustrial.com

(212) 916-8171

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Daniel S. Evans

Ropes & Gray LLP

1211 Avenue of Americas

New York, NY 10036

(212) 596-9000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On December 7, 2020, Safari Parent, Inc., Safari Merger Subsidiary, Inc., both affiliates of American Industrial Partners, and SEACOR Holdings Inc. jointly issued a press releasing announcing that Safari Merger Subsidiary, Inc. will be commencing a tender offer to purchase shares of SEACOR Holdings Inc.’s common stock for $41.50 per share, net to the seller of such shares in cash, without interest and subject to any required withholding of taxes. A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of SEACOR Holdings, Inc., nor is it a substitute for any tender offer materials that Safari Merger Subsidiary, Inc. (“Acquirer”) (or an entity affiliated with Acquirer) or the Company will file with the United States Securities and Exchange Commission (the “SEC”). A solicitation and an offer to buy shares of the Company will be made only pursuant to an offer to purchase and related materials that Acquirer intends to file with the SEC. At the time the tender offer is commenced, Acquirer will file a Tender Offer Statement on Schedule TO with the SEC, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE COMPANY’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of the Company at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company. Free copies of these materials and certain other offering documents will be made available by the Company upon request by mail to SEACOR Holdings Inc., 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, FL 33316, attention: Investor Relations, by phone at 1-954-523-2200, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investors” section of the Company’s internet website at seacorholdings.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Item 12.	Exhibits.

Exhibit No.	Description

99.1	Joint Press Release, dated December 7, 2020, incorporated by reference to Exhibit 99.1 to SEACOR Holding Inc.’s Current Report on Form 8-K, filed with the SEC on December 7, 2020.